Exhibit 19

Eversource Energy Insider Trading Policy

Introduction
Eversource Energy and its subsidiaries (collectively, the “Company”) has adopted this Insider Trading Policy (the “Policy”) to help its Trustees, officers and employees comply with applicable securities laws. The Policy relates to transactions in the Company’s common shares, including the trading of shares to and from those held in the Eversource 401k Plan (all collectively referred to in this Policy as “Company Securities”), and except for specific exempt purchases discussed below. This Policy has been adopted to also promote compliance with applicable securities laws and Company policy, both of which prohibit persons who are aware of material, non-public information about the Company from trading in Company Securities or providing material non-public information to other persons who may trade in Company Securities on the basis of that information. The Policy also acts to help preserve the reputation and integrity of Eversource Energy and all persons affiliated with the Company.

Persons Subject to the Policy
The provisions of the Policy relating to the prohibition on disclosure of material non-public information apply to all Insiders, as that term is defined below, not just Trustees and officers, as well as members of an Insider’s household and entities controlled by a person covered by this Policy (“Related Persons,” as further defined below). Certain portions of the Policy relating to trading in Company Securities apply only to Company Trustees and senior executives as noted.

Relevant Definitions

Insider: Any person who possesses material, non-public information is considered an “Insider” as to that information. Insiders can include Company Trustees, officers, employees, independent contractors and those persons in a special relationship with the Company, such as Company auditors, consultants or counsel.

Material Information: Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, sell or hold securities. Any information that could be expected to affect the Company’s stock price, whether positively or negatively, should be considered material. There is no bright line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances. The following are examples of potentially material information:

•Unpublished financial results or earnings projections;
•Changes in dividend policy or payments;
•Pending or proposed merger, acquisition or tender offer;
•Pending or proposed acquisition or disposition of significant assets;
•Pending or threatened significant litigation, or the resolution of such litigation;
•Rating agency decisions, or issuance of a credit watch or change in Company outlook;
•Pending or threatened labor disputes, including strikes or lockouts;
•Undisclosed material data, cyber or other security breach;
•Changes in key management.

The above list is for illustrative purposes only; there are many other types of information that may be considered “material” depending on facts and circumstances.

Non-public Information: Information that has not been disclosed to the public is generally considered non-public information. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors. Information that is disseminated through established newswire services (such as Dow Jones, Reuters or the Associated Press) or through public disclosure documents filed with the U.S. Securities and Exchange Commission (“SEC”) is generally considered widely disseminated to the public.

Related Persons: Persons related to an Insider, including an Insider’s spouse, as well as anyone else who lives in the Insider’s household; partnerships of which an Insider is a general partner; trusts of which an Insider is a trustee; estates of which an Insider is an executor or administrator; and other equivalent legal entities that an Insider controls. Insiders are responsible for the transactions of these Related Persons, and therefore Insiders should make Related Persons aware of the need to confer with the Insider before trading in Company Securities.

Specific Guidance

Non-Disclosure of Material, Nonpublic Information
Material, non-public information relating to the Company must not be disclosed to anyone, except to persons within the Company or third party agents of the Company (such as auditors, investing banking advisors or legal counsel) whose positions require them to have the information, and only after appropriate action, such as the signing of a non-disclosure agreement, has been taken to protect the information. Violations of insider trading laws and this Policy can result in disciplinary action, up to and including termination of employment with the Company, as well as substantial civil fines and even imprisonment.

Prohibited Trading in Company Securities
No Insider may purchase or sell Company Securities, or recommend that another person purchase or sell Company Securities, when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. Gifts, charitable donations and other contributions of Company Securities are also subject to this Policy, as are hedges or pledges of Company Securities and sales and purchases within the Company’s 401k Plan. Hedges and pledges of Company Securities by officers and Trustees are prohibited at all times. This Policy does not apply, however, to purchases of Company Securities resulting from an employee’s previously determined periodic contribution of money to the Company’s 401k Plan pursuant to a previously made payroll deduction election, reinvested dividends, transactions effected pursuant to pre-existing Rule 10b5-1 Plans, or sales required to meet current tax withholding requirements on vesting stock compensation. If an Insider is uncertain as to whether or not he or she is in possession of material, non-public information, the Insider must refrain from any purchase or sale of Company Securities and seek advice from the Company’s Legal Department. All Company managers are responsible for communicating directly with the Legal Department when a question exists as to whether any employee should be counseled on restrictions in trading Company Securities because the employee may be in possession of confidential, undisclosed material information.

Pre-Clearance Procedures
Eversource Energy Trustees and officers (VP level and above), including Related Persons, may not directly or indirectly, purchase or sell, or otherwise make any transfer, gift, pledge or loan of, any Company Securities (other than those noted in the previous section relating to 401k Plan contributions, dividend reinvestments, transactions effected pursuant to pre-existing 10b5-1 Plans, and sales required to meet current tax withholding requirements on vesting stock compensation) without first obtaining approval in advance. A request for pre-clearance must be made by email addressed to the Company’s Executive Vice President and General Counsel and the Executive Vice President and Corporate Secretary prior to entering into any transaction. The request will be evaluated to determine whether the proposed transaction is consistent with applicable securities laws and the Company’s policies, including compliance with the Company’s share ownership guidelines, prior to and following the proposed transaction. Contact Eversource Energy’s Director of Compensation at 860-665-5500 for further information on share ownership guidelines. Other details setting forth trading requirements in Company Securities are described in the periodic communications from the Legal Department.

Quarterly or Event Specific Trading Restrictions
All purchases, sales and gifts of Company Securities by Trustees and officers (except for the specific exempt purchases noted above), must occur within a prescribed time period, or “open window.” Open windows to transact in Company Securities will generally begin one business day after the release of Company earnings for the current period and will generally remain open for up to 30 calendar days from that date. The Company reserves the right to suspend or close the window at any time.

Section 16 Reporting Persons
Company Trustees and certain Company officers (“Section 16 Reporting Persons”) are subject to additional trading restrictions and requirements under SEC rules. The Company officers that are subject to the additional rules set forth below consist of the CEO, all Executive Vice Presidents, and the Vice President, Controller and Chief Accounting Officer.

Section 16 Reports (Forms 3, 4 and 5)
Section 16 Reporting Persons are required by Section 16(a) of the Securities Exchange Act of 1934 to report to the SEC their initial beneficial ownership of Company Securities on Form 3 within 10 days of becoming a Reporting Person and all subsequent changes in ownership on Form 4, no later than two business days after the transaction. Under new SEC rules, gifts (a disposition for no consideration) must now be reported on Form 4 within two business days of the transaction. A gift may not be reported on a year-end Form 5. The Legal Department will assist Section 16 Reporting Persons in preparing and filing the required Section 16 reports with the SEC; however, Section 16 Reporting Persons retain responsibility for informing the Legal Department of transactions in Company Securities.

Section 16 Reporting Persons are also subject to Rule 144 under the Securities Act of 1933 and are required to file Form 144 (before making an open market sale of Company Securities) when the amount to be sold in any three-month period exceeds 5,000 common shares or has an aggregate sales price greater than $50,000. Form 144 notifies the SEC of the intent to sell Company Securities, and it must be filed electronically. Form 144 is generally prepared by a broker and is in addition to the Section 16 reports described above.

Section 16 Reporting Persons must also refrain from making a non-exempt purchase of Company Securities within six months of having sold Company Securities and from making a non-exempt sale of Company Securities within six months of having purchased Company Securities.

Rule 10b5-1 Plans
Trustees and certain Company officers and employees are frequently in possession of material, non-public information and thus would often be prevented from trading in Company Securities. As such, the Company has authorized the entry into pre-existing written plans, contracts, instructions, or arrangements under Rule 10b5-1 under the Securities Exchange Act of 1934 (a "10b5-1 Plan") that meet the following requirements:

(1)the 10b5-1 Plan or any revisions or amendments to an existing 10b5-1 Plan is entered into during open window periods and is approved by either the Company’s Executive Vice President and General Counsel or Executive Vice President and Corporate Secretary;
(2)the 10b5-1 Plan provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and that no trades occur until after that time.
◦.For Trustees and officers, the cooling-off period ends on the later of (x) ninety days after adoption or certain modifications of the 10b5-1 Plan; or (y) two business days following disclosure of the Company's financial results in a Form 10-Q or Form 10-K for the quarter during which the 10b5-1 Plan was adopted.
◦.For all other persons, the cooling-off period ends 30 days after adoption or modification of the 10b5-1 Plan.
◦.The required cooling-off periods will apply to the entry into a new 10b5-1 Plan and any amendments or revisions to an existing 10b5-1 Plan;
(3)the 10b5-1 Plan is entered into in good faith by the Insider, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the Insider is not in possession of material non-public information about the Company; and, if the Insider is a Trustee or officer, the 10b5-1 Plan must include representations by the Insider certifying to that effect;
(4)the 10b5-1 Plan explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions, or the 10b5-1 Plan gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Insider, so long as such third party does not possess any material non-public information about the Company; and
(5)the 10b5-1 Plan is the only outstanding 10b5-1 Plan entered into by the Insider (subject to the extremely limited exceptions described in Rule 10b5-1).

If you are considering entering into, modifying or terminating a 10b5-1 Plan or have any questions regarding 10b5-1 Plans, please contact the Company’s Executive Vice President and General Counsel or Executive Vice President and Corporate Secretary.

A new SEC rule requires the Company to disclose in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q the adoption, modification, or termination of 10b5-1 Plans by Trustees and officers who are Section 16 Reporting Persons. This disclosure must describe each plan’s material terms (other than pricing terms), including the name and title of the Trustee or officer; the date the plan was adopted, modified, or terminated; the plan’s duration; and the total amount of securities to be purchased or sold under the plan.

You should consult your own legal and tax advisors before entering into, or modifying or terminating, any 10b5-1 Plan. A trading plan, contract, instruction or arrangement will not qualify as an approved 10b5-1 Plan without the prior review and approval of the Company’s Executive Vice President and General Counsel or Executive Vice President and Corporate Secretary as described above. Contact Eversource Energy’s Director of Compensation at 860-665-5500 for further information regarding 10b5-1 Plans.

Any questions regarding the specific requirements affecting Section 16 Reporting Persons, should be directed to the Company’s Legal Department.

Revision History

Update to Material Information list to include cyber breach	02/19/2019
Administrative changes	07/26/2021
Revised to reflect changes to Rule 10b5-1	05/3/2023

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